FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of JED:

JED Oil Inc. (AJED” or the “Company”)

Box 1420

1601 – 15th Avenue

Didsbury, Alberta  T0M 0W0

ITEM 2   Date of Material Change:

a) May 28, 2007

b) May 29, 2007

ITEM 3   News Release:

A press release was issued on May 29, 2007 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

a)  JED announced that Justin W. Yorke has been appointed the non-executive Chairman of the Board and Marcia L. Johnston has been appointed Vice-President Legal & Corporate Affairs.

b)  JED announced that it has signed an agreement to sell its oil & gas assets in the North Ferrier area of Alberta for $36,600,000.

ITEM 5   Full Description of Material Change:

a)  Justin W. Yorke, Chairman of the Audit Committee of JED’s Board, was appointed the non-executive Chairman of the Board of JED upon the retirement from the Board of Reg J. Greenslade at JED’s 2007 annual general meeting held on May 28, 2007.  Mr. Yorke has been a director of JED since November, 2005.  Mr. Greenslade served as a director of the Company from its inception in 2003 and prior to becoming Chairman in August 2006 had also served as Chief Executive Officer from September 2003 to January 2005.  He has agreed to continue to assist JED in a consulting capacity with investor relations.  In addition JED’s General Counsel, Marcia L. Johnston, Q.C., was appointed Vice-President Legal & Corporate Affairs and Corporate Secretary.  Ms. Johnston has over 30 years of legal experience working with oil & gas companies and has previously served as an officer of over a dozen public companies.

b) JED announced that it has signed an agreement with an arms-length third party for the sale of the Company’s North Ferrier assets for cash consideration of $36.6 million.  Closing of the transaction is scheduled for June 8, 2007 and is subject only to the buyer’s completion of an environmental review by Wednesday, May 30, 2007 and approval of the buyer’s board of directors. A meeting of the buyer’s board to consider approval is being held on May 29, 2007.  The proposed sale of the assets was previously announced by JED in the autumn of 2006, as part of the Company’s business plan to sell mature production with little or no further drilling upside to fund the acquisition of existing production with upside drilling potential. The sale proceeds will be used to fund the cash portion of the offer to Caribou Resources Corp. (TSX Venture: CBU) to acquire all of its shares and settle with its creditors.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C., Vice-President Legal & Corporate Affairs of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 335-2105.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on May 29, 2007.